Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: Comcast ups Wi-Fi hotspots, increases Internet speeds [link to http://www.bizjournals.com/philadelphia/news/2014/04/10/comcast-ups-wi-fi-hotspots-increases-internet.html?ana=twt] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 2: The #FCC has now posted the full #ComcastTWC Public Interest Statement - all 677 pages of it! [link to http://apps.fcc.gov/ecfs/document/view?id=7521097357] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 3: @GenuineParadox Have a feeling we'll go in circles, but here's info about that [link to http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-file-applications-and-public-interest-statement-with-fcc?utm_content=buffer372de&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 4: Comcast Cable chief Neil Smit to appear @techcrunch Disrupt NY via @ryanlawler [link to http://techcrunch.com/2014/04/09/comcast-cable-president-and-ceo-neil-smit-to-join-us-at-techcrunch-disrupt-ny/?ncid=rss&utm_medium=referral&utm_source=pulsenews] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

The following article written by a third party was made available via a link provided in the above communications:

Article:

Comcast ups Wi-Fi hotspots, increases Internet speeds

By Lauren Hertzler, April 10, 2014

On Wednesday, David L. Cohen, Comcast’s executive vice president, made time during the  Senate Judiciary Committee hearing for two booming announcements.

He said proudly that Comcast has reached 1 million Xfinity Wi-Fi hotspots nationwide. That means more available wireless Internet in more places. Customers can use their Xfinity account log-in information to connect wirelessly in certain coffee shops, on trains, in parks and more.

Cohen also announced that the company is increasing Internet speeds of two of its Internet customer tiers in the Northeast. The Blast Tier doubles to 105 megabits per second (formerly 50 mbps) and Extreme Tier increases to 150 mbps (formerly 105 mbps). To get access, a press release notes, most customers will just need to restart their modems. But, some may need to upgrade their modems.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.